Mail Stop 4-6


      July 15, 2005


Richard Rudman
President and Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, MD  20706

Re:  	Vocus, Inc.
	Form S-1 filed June 15, 2005
	File No. 333-125834

Dear Mr. Rudman:

    We have reviewed your Form S-1 and have the following comments on your financial statements. Remaining comments will be sent to you shortly. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Vocus, Inc. and Subsidiaries Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1. We note that you generate revenue from software license subscription agreements and related services. Revise your statements of operations to separately present license revenue from service revenue. The staff believes that costs relating to each type of revenue similarly should be reported separately on the face of the income statement. See Rule 5-03(b)(1) of Regulation S-X and SAB Topic 13B. Also revise your results of operations discussion in MD&A accordingly.

Notes to Consolidated Financial Statements

Note 1.  Business Description and Basis of Presentation, page F-7

Unaudited Pro Forma Financial Information

2. We note that pro forma net loss attributable to common shareholders per share gives effect to the conversion of outstanding preferred stock. Also include in the denominator common shares whose proceeds will be used for the repayment of debt.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition and Accounting Change, page F-9

3. We note that upon the adoption of EITF 00-21 on January 1, 2003, the Company recorded a cumulative effect of a change in accounting principle. Revise your financial statements to retroactively restate the change in accounting principle for all periods presented in accordance paragraph 29 of APB 20.

4. We note that on January 1, 2003, you changed your revenue recognition policy to define all of the elements in your multiple element subscription arrangements as a single unit of accounting, and now recognize all fees over the subscription period, which is typically one year. We also note from your revenue recognition policy disclosure that the estimated life of a customer is three years. Explain how you considered the guidance in SAB Topic 13(A)(3)(f) in your recognition of the single unit of accounting over the one year subscription period rather than over the three year estimated life of a customer. In this regard, footnote 39 of SAB Topic 13(A)(3)(f) indicates that the revenue recognition period should extend beyond the initial contract period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the upfront fee. As part of your response, also explain how you determined that the estimated customer life is three years.

5. We note that you recognize revenue from subscription arrangements over the term of the subscription. Tell us and disclose when you consider the term of the subscription to begin. In this regard, we note from your disclosure that initial services include implementation. Indicate how you consider the implementation period in determining when you begin to recognize revenue.
6. Tell us and revise to disclose how you considered the guidance in
EITF 00-3 in accounting for your subscription arrangements. In this regard, indicate whether the customer has the right to take possession of the software at any time during the arrangement without significant penalty or costs and whether it is feasible for the customer to either run the software on its own hardware or contract with another unrelated party to host the software without significant penalty.

7. We note that you recognize revenue generated from the royalty agreement with a reseller upon obtaining persuasive evidence that the service has been sold. Tell us and revise to disclose the type of evidence obtained from the reseller and the timeliness of this evidence

8. You indicate on page 43 that resellers are being utilized in Spain, France, and Hong Kong. Tell us and revise to disclose how revenue generated through these resellers is being recognized and indicate how you confirm that an end-user has purchased your solution. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. Indicate whether there are any rights of return held by the resellers. If so, tell us how your accounting complies with paragraph 6 of SFAS 48.

9. We note that revenue from professional services is recognized as services are performed. From disclosure on page 26, we also note that these services are sold on a fixed fee basis. Tell us and revise to disclose how you measure when services are performed. Also describe your process of assessing when an anticipated loss should be recognized.

10. You indicate in your sources of revenue discussion on page 25 of
MD&A that you generally invoice your customers with payment terms of
30 days. Tell us and disclose how you recognize revenue on contracts that involve payment terms greater than 30 days.

11. We note from your results of operations discussion in MD&A that you earned a termination payment on a terminated customer contract in
2004. Tell us and revise to disclose your accounting policy for these types of fees.

12. You indicate in Note 3 on page F-13 that the operating results of
Gnossos Software, Inc. have been included in the consolidated financial statements since November 8, 2004. Revise to include a discussion of your revenue recognition policy related to the customer contracts acquired from Gnossos.

Note 3. Acquisitions, page F-13

13. We note that you used the market approach to determine the estimated fair value of the Company`s common stock issued to the sellers in connection with your acquisitions of Gnossos in November
2004 and Public Affairs Technologies in January 2003. Provide us with your assumptions and supporting analysis of the determination of the estimated fair value. Also tell us how this estimated fair value compared to the exercise price or conversion price of stock-based awards granted during each of these periods.




Note 6. Debt, page F-16

14. Revise your disclosure to include a description of any loan covenants and whether you have complied with those covenants.
Alternatively, confirm to us that your agreements do not contain any such provisions.

Note 7. Redeemable Convertible Preferred Stock, page F-17

15. Explain to us your accounting treatment for the provision in the
Series C purchase agreement in which you agreed to issue the number of additional shares of Series C equal to any amount paid under the call agreement that secures your borrowings under the Revolving Loan
Agreement divided by $2.2879. Cite the authoritative literature relied upon in your accounting. Tell us how you considered the guidance of SFAS 133, EITF 00-19 and FIN 45. Also tell us and disclose whether this provision will be modified upon automatic conversion of all Series C shares at the time of the effectiveness of the IPO.

16. We note that in connection with the issuance of Series B in January 2003, the Board of Directors authorized the purchase of 618,048 shares of common stock from two executives for a price per share of $1.618. Provide us with your analysis supporting the determination of the estimated fair value of $0.82 per share for the common stock repurchased. Also tell us how this estimated fair value compared to the exercise price or conversion price of stock-based awards granted during this time.

Note 9. Employee Benefit Plans, page F-18

17. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the December 31, 2004 balance sheet date and through the date of your response:

* The type of security;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issuance;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock;
* The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense; and
* A reference to the authoritative accounting guidance relied upon for each non-option grant equity transaction.
	Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

18. Provide us with objective evidence that supports your determination of fair value of the underlying shares of common stock at each grant or issue date. Where you have used valuation methods to determine the fair value of common stock, provide us with your assumptions, supporting analysis, and copies of any valuation reports obtained from a valuation specialist. Highlight any transactions with unrelated parties believed by management to be particularly strong evidence of objective fair value per share. Describe significant intervening events within the Company and the broader market that explain the significant changes in the fair value of your common stock. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Tell us what consideration you gave to the AICPA`s Audit and Accounting Practice Aid - "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" disclosure guidance in paragraphs 179-182. Please revise as applicable.

Gnossos Software, Inc. Financial Statements

Statements of Operations, page F-24

19. We note that Gnossos generates revenue from software licensing and related services, including maintenance and support, implementation, and professional services. Revise the statements of operations to separately present license revenue from service
revenue.   The staff believes that costs relating to each type of
revenue similarly should be reported separately on the face of the income statement. See Rule 5-03(b)(1) of Regulation S-X and SAB Topic 13B.

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-27

Revenue Recognition

20. You indicate that since you have not established VSOE of fair value for the separate deliverables in your arrangements, the entire fee is recognized ratably over the maintenance and support contract term beginning when the remaining basic criteria are met. Tell us and disclose when the maintenance and support contract term commences and how you consider the implementation period in determining when you begin to recognize revenue.

21. We note that revenue from professional services is recognized as service is provided. Tell us and revise to disclose how you measure when the services are performed.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    	Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities
Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of
1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

    	You may contact Morgan Youngwood at 202-551-3479 or Melissa Walsh at 202-551-3224, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Stephen A. Riddick, Esq.
      Greenberg Traurig, LLP
      800 Connecticut Avenue, N.W.  Suite 500
      Washington, D.C.  20006


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Richard Rudman
Vocus, Inc.
July 15, 2005
Page 1